RECEIVED
MAR 15 2011
SEC MAIL PROCESSING SECTION
WASH, D.C.
189

UN
SECURITIES ANI
Washi

11020773

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AB 3/21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navy Federal Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12851 Worldgate Drive
(No. and Street)

Herndon (City) VA (State) 20170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cynthia Kirk 703-206-1304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

1800 Tyson Boulevard (Address) McLean (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RH 3/25

OATH OR AFFIRMATION

I, Thomas H. Yee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navy Federal Brokerage Services, LLC, as of March 7, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas H. Yee
Signature

President
Title

Francesca Posey
Notary Public

FRANCESCA POSEY
Notary Public
Commonwealth of Virginia
353502
My Commission Expires Nov 30, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navy Federal Brokerage Services, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash	$1,463,389
Receivables from broker dealer	541,889
Receivables from affiliates	34,131
Accounts receivable - Other	3,542
Prepaid expenses	149,016
Total Assets	$2,191,967

Liabilities:

Accounts payable and accrued liabilities to affiliates	$ 588,060
Accounts payable and accrued liabilities - Other	79,511
Total Liabilities	667,571

Member Interest:

Member's interest	4,500,000
Retained deficit	(2,975,604)
Total Member's Interest	1,524,396
Total Liabilities and Member's Interest	$2,191,967

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Service, LLC
Statement of Income
December 31, 2010

Revenue:	
Securities and brokerage commission	$7,554,615
Insurance and fixed annuity commission	760,036
Interest and Miscellaneous income	17,949
Total revenue	8,332,600
Expenses paid to affiliates:	
Compensation, commission and benefits	5,308,228
Office occupancy	654,306
Office operations	21,992
Management fees paid to NFFG	591,734
Other expenses:	
Professional and consulting services	821,727
Clearance fees	39,509
Office operations	91,329
Marketing and promotional programs	112,908
Travel, meals and seminars	47,394
Licensing, registration, dues and subscriptions	208,544
Other expenses	39,110
Total expenses	7,936,781
Net income	$395,819

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Services, LLC
Statement of Changes in Member Interest
Year Ended December 31, 2010

	Member's Interest	Retained Earnings	Total
Balance, December 31, 2009	$5,500,000	($3,371,423)	$2,128,577
Paid out member's interest	(1,000,000)	-	(1,000,000)
Net income 2010	-	395,819	395,819
Balance, December 31, 2010	$4,500,000	(2,975,604)	$1,524,396

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net income:		$395,819
Adjustments to reconcile net income to net cash Provided by operating activities:		
(Increase) decrease in operating assets		
Receivables from broker dealer	(72,812)	
Due from affiliate	3,306	
Account receivables	4,093	
Prepaid expenses	(61,912)	
Increase (decrease) in operating liabilities		
Due to affiliates	76,223	
Accounts payable and accrued liabilities due to others	46,483	
Total adjustments		(4,619)
Net cash provided by operating activities		391,200
Cash flows from financing activities:		
Decrease in members' interest		(1,000,000)
Net cash provided by financing activities		(1,000,000)
Net decrease in cash		(608,800)
Cash		
Beginning of the year		2,072,189
End of the year		$1,463,389

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Navy Federal Brokerage Services, LLC (NFBS or the Company) is a wholly-owned subsidiary of Navy Federal Financial Group, LLC (NFFG), and ultimately a wholly-owned subsidiary of Navy Federal Credit Union (NFCU). NFCU is a federally chartered credit union domiciled in Virginia. NFBS was licensed in the state of Virginia to do business in September 2005, and is registered as an introducing broker-dealer. The Company's membership with the Financial Industries Regulatory Authority (FINRA) formerly National Association of Securities Dealer, Inc. (NASD) was approved in May 2006 and it began sales and trading operations in July 2006.

The Company is a marketing vehicle for mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and discount brokerage services. Services are primarily provided to credit union members. The Company executes exchange listed and over the counter securities transactions on an agency capacity and clears on a fully-disclosed basis through Pershing LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

NFBS prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles of the United States. The significant accounting policies followed by the company are summarized below:

Cash

Cash includes a money market savings account, which is payable on demand, held at Wachovia Bank N.A. and a checking account at Navy Federal Credit Union with funds totaling $50,000.

Receivables from broker dealer and clearing organization

Receivables include funds due from CFS (CUSO Financial Services) which represents cash balances and deposits with commissions and interest receivable from Pershing, the Company's clearing broker less any fees that CFS charges for the services they provide. CFS provides back office support for NFBS through a tri-party agreement. The Company is subject to credit risk should the clearing broker, or CFS be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by either the clearing broker or CFS. The carrying value approximates the fair

value as the balance is short term. The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business. All receivables due from the CFS and the clearing broker were received subsequent to year-end.

Revenue and Expenses
Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully-disclosed basis. Customers' security transactions are reported on a settlement date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Commission earned on customer's investment in mutual funds, securities and insurance products are recorded on an accrual basis and are included in commission income.

Management fees are paid directly to NFFG for sales support, rent, marketing and administrative services. Fees paid to NFFG are recorded as expenses when incurred. Please refer to note 4 for further discussion.

Income Taxes
NFBS is a wholly-owned limited liability company and is considered a disregarded entity for federal tax purposes. Consequently the Company records no income tax expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Contingent Obligations**

In the normal course of business the Company enters into contracts that confirm a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of loss to be remote. NFBS maintains Error and Omissions insurance as well as a fidelity bond to help mitigate losses.

Unasserted Claims
Subsequent to year-end 2010, NFBS provided a clarification letter to approximately 85 clients regarding trades executed for the purchase of Unit Investment Trust (UIT) securities, sold by NFBS in 2010. It was determined that certain required documentation may not have been provided. We do not believe a loss is probable, and therefore a liability has not been recorded as of December 31, 2010. The maximum potential liability was estimated to be $607,700 as of December 31, 2010.

4. **Related Party Transactions**

The Company contracts with NFFG to provide sales support, rent, marketing and administrative services. The contract is month-to-month with a 30 day right to cancel by either party. Total expenses incurred for the aforementioned services with NFFG totaled approximately $4,221,800 for the year ended December 31 2010. NFCU provides payroll processing services for NFFG. Commission due to employees of NFFG and NFCU supporting NFBS, paid to NFCU was $2,358,500.

Receivables and Payables
Included in the accounts receivable as of December 31, 2010, is an amount due from Navy Federal Asset Management LLC, (NFAM) of approximately $34,100. In accordance with the management agreement with NFAM, services and expenses used by employees appointed by both NFBS and NFAM are allocated to NFAM at month-end.

Included in the accounts payable as of December 31, 2010, are amounts due to NFFG and NFCU of approximately $218,100 and $14,700 respectively. These amounts represent, salary, commission, benefit reimbursement and other miscellaneous expenses for NFFG employees appointed by NFBS or support the business functions of NFBS.

Included in the accrued expenses as of December 31, 2010 is accrued salaries and commissions of $355,200.

Capitalization

In December 2010, NFBS returned $1,000,000 to NFFG bringing the total investment in NFBS to $4,500,000.

5. **Regulatory Requirements**

NFBS is an introducing broker/dealer and does not carry or hold securities accounts for customers or perform custodial functions relating to customer securities. As a result, NFBS is exempt for rule 15c3-3. Exemption under Section (k)(2)(ii) is claimed, as other brokers clear all transactions with and for

customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to, customers.

As a broker-dealer and a FINRA member firm, the company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year and 15 to 1 thereafter. At December 31, 2010, the Company had net capital of $1,336,986 which was $1,286,986 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .49 to 1 at December 31, 2010.

Navy Federal Brokerage Services, LLC
Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Total member interest	$1,524,396
Deduct, member's interest not allowable for net capital	0
Total member's interest qualified for net capital	$1,524,396
Deductions and /or charges	
Total nonallowable assets from statement of financial condition	183,410
Net capital before haircuts on securities positions:	$1,340,986
Securities	0
Other (Fidelity bond deductible)	4,000
Net Capital	$1,336,986

Computation of basic net capital requirement

Aggregate indebtedness	$ 667,571
Net capital requirements based on the greater of $50,000 or six and two thirds percent of aggregate indebtedness	$ 50,000
Excess net capital	$1,286,986
Ratio of aggregate indebtedness to net capital	.49 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission

There is no difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report revised filing as of February 7, 2011.

Navy Federal Brokerage Services, LLC

Schedule II – Computation for Determination of Reserve Requirement and Information Related to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company is exempt under the provisions of Rule 15-3-3 pursuant to Section (k)(2)(ii).

pwc

Report of Independent Auditors

To the Board of Managers of
Navy Federal Brokerage Services, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member interest, and cash flows present fairly, in all material respects, the financial position of Navy Federal Brokerage Services, LLC (the "Company") at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 14, 2011

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

pwc

To Board of Managers of
Navy Federal Brokerage Services, LLC:

In planning and performing our audit of the financial statements of Navy Federal Brokerage Services, LLC: (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

pwc

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 14, 2011

pwc

Report of Independent Accountants

To the Board of Managers of
Navy Federal Brokerage Services, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Navy Federal Brokerage Services for the period from January 1, 2010 through December 31, 2010 which were agreed to Navy Federal Brokerage Services, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Navy Federal Brokerage Services' compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2010. Management is responsible for Navy Federal Brokerage Services' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payment in the amount of $494 was compared from detailed general ledger to Bank statement (account number 7005392118) covering the period January 1, 2010 to June 30, 2010, check number 002335 paid on July 16, 2010. Bank statement and detailed GL was obtained from Cindy Kirk, AVP Subsidiary Accounting. No differences were noted.

2. Compared the Total Revenue amount reported on page 5, line 4 of the audited Form X-17A-5 for the year ended December 31, 2010 with the Total revenue amount of $8,340,413 reported on page 2, item 2a of Form SIPC-7T for the period from January 1, 2010 through December 31, 2010. Detailed general ledger was obtained from Cindy Kirk, AVP Subsidiary Accounting. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 1, revenues, of $8,182,330 to the detailed general ledger provided by Cindy Kirk, AVP Subsidiary Reporting. No differences were noted.

    b. Compared deductions on line 8, revenues not related either directly or indirectly to the securities business, of $13,995 and $3,954 to the detailed general ledger provided by Cindy Kirk, AVP Subsidiary Reporting. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $140,134 and $350, respectively of the Form SIPC-7T. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Navy Federal Brokerage Services the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 14, 2011

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Navy Federal Brokerage Services, LLC
(Sec I.D. No. 8-67161)

Financial Statement and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission December 31, 2010

Navy Federal Brokerage Services, LLC
Index
December 31, 2010

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